Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated January 17, 2023

to

Prospectus dated November 4, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 4, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 1, 2023;

•	to disclose the calculation of our December 31, 2022 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

February 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0651
Class T	$24.8321
Class D	$24.8660
Class M	$24.9375
Class I	$24.2775
Class F*	$24.9736
Class Y*	$24.2292

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The February 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

December 31, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2022.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2022 (dollar amounts in thousands):

Components of NAV	December 31, 2022
Loans receivable	$7,350,315
Investment in real estate	192,039
Mortgage-backed securities held-to-maturity	87,032
Mortgage-backed securities available-for-sale, at fair value	174,061
Cash and cash equivalents	183,237
Restricted cash	17,953
Other assets	51,199
Collateralized loan obligation, net of deferred financing costs	(4,342,748)
Repurchase agreements payable, net of deferred financing costs	(757,609)
Credit facility payable, net of deferred financing costs	(302,836)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,085)
Other liabilities	(109,553)

Net asset value	$2,419,437

Number of outstanding shares	97,672,807

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of December 31, 2022, we accrued under GAAP $106,608 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,376,280	$39,753	$18,475	$115,836	$825,706	$21,420	$21,967	$2,419,437
Number of outstanding shares	54,908,336	1,600,878	742,999	4,645,072	34,011,164	857,710	906,648	97,672,807

NAV per Share as of December 31, 2022	$25.0651	$24.8321	$24.8660	$24.9375	$24.2775	$24.9736	$24.2292

Market update

The Bloomberg Aggregate Index returned -0.5% in December as the 10-year Treasury yield was driven by hawkish comments from Federal Reserve policymakers. During the annual period, the Bloomberg Agg returned -13.0% while investment grade corporate bonds fell -15.8% as rising rates weighed heavily on higher-duration fixed income markets.

CRE deal volume declined again in November 2022, which marked the fourth straight month of negative annual transaction volumes as buyers and sellers remained far apart amid rising mortgage rates and declining property values.1 The RCA Commercial Property Price Index returned 4.9% from a year earlier as annual price growth remains positive. However, monthly returns have been in negative territory since September.1 Industrial saw the strongest monthly return (+0.6%) in November while apartment prices fell -1.1% from a month earlier as they continue to moderate following several years of outsized returns.1 Returns in non-major markets handily outperformed those in major markets.

Distressed sales make up less than 1% of transactions, underscoring the more prudent underwriting of the past decade and the ability for lenders to continue providing capital in this uncertain backdrop.1 Highlighting lenders conservative approach, loan-to-value (LTV) ratios declined across all property types in 2022. Apartment deals saw the largest net decline in LTVs of about 300 basis points YTD through November while office, retail and industrial LTV ratios fell about 150 basis points to about 57.5% over the same timeframe.1

Notably, the fundamental backdrop (net absorption rates/delinquency rates, etc.) across most asset classes continues to be relatively supportive. The industrial vacancy rate hit a new all-time low in Q3 2022, for example, while apartment vacancies remain just above their all-time low.1 Even once-unloved retail continues to show signs of strength, with net operating income edging higher as cap rates there continued to trend lower.1

Portfolio update

We generated positive total returns across all share classes in December. The strong level of income paid in December was partially offset by a month-over-month decline in our net asset value driven by unrealized depreciation in select commercial mortgage-backed securities (CMBS) holdings and our single equity investment based on valuations received from our third party valuation service providers.

•	Valuations for the select CMBS positions declined alongside broader weakness in the CMBS market during the month.

•

The monthly valuation of the equity investment reflected a slight upward adjustment to the assumed exit cap rate in line with the broader market. The underlying property fundamentals remain strong as the Class A office property in El Segundo, CA is 100% leased to three tenants. The weighted average lease term is approximately 9 years with 3% annual rent escalations, which helps provide stability to the property’s cash flows.

As previously announced, we increased the distribution rate across all share classes effective with the payment of the December distribution. The annualized distribution rate based on the December 2022 distribution and the February 1, 2023 transaction price was 7.10% for Class I shares, 6.63% for Class D, 6.61% for Class M shares and 6.03% for Class S shares and 6.08% for Class T shares.

Our adviser has also recommended to the board of directors an increase of approximately 25 basis points in the annualized distribution rate across all share classes effective with the payment of the March distribution, subject to the continued strong performance of the portfolio and the positive impact of rising interest rates on its loan portfolio, among other considerations.

[1]	MSCI Real Capital Analytics, as of November 30, 2022.

•

As a result, it is estimated that the annualized distribution will be approximately 7.35% for Class I shares, 6.85% for Class D shares, 6.85% for Class M shares, 6.25% for Class S shares and 6.30% for Class T shares based on the anticipated March 2023 distribution and the February 1, 2023 transaction price.

Our adviser and the board of directors will continue to evaluate our distribution based on our earnings power, market conditions and the potential impact of interest rates on the portfolio. The timing and amount of distributions are at the discretion of our board of directors and, as such, no assurance can be made as to the amount of any future distributions.

Entering 2023 we believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•

Positive impact of rising interest rates for our floating rate loan portfolio, which represented 95% of the portfolio as of December 31, 2022. Given our focus on floating rates assets, the portfolio’s duration was just 0.16 years.

•

Origination of new loans at wider spreads backed by what we believe are a diverse set of attractive opportunities, primarily in sunbelt markets that have been driven by continued domestic migration patterns, solid labor markets and a generally healthy U.S. consumer.

•	Continued strong performance of the portfolio as 100% of the portfolio was comprised of performing assets.

•	Ability to naturally turn over the portfolio to current market conditions thanks to the short-term maturity (2-3 years) for our loans.

•	High level of equity cushion beneath our loans as the average loan-to-value (LTV) for the loan portfolio was 68%.

•	Requirement of all borrowers to purchase rate caps to help protect against rising borrowing costs.

We closed on a $53.0 million loan collateralized by a 254-unit, 88% occupied garden-style apartment in San Bernardino, CA. The property was partially renovated in 2018 and is located in the high-growth Inland Empire submarket that features numerous industrial and warehouse employers and is adjacent to Cal State University. The sponsor is a full-service multifamily owner and manager and plans to undertake significant capital improvements and raise rents to prevailing market rates. Renovations will include constructing new patios and garages, upgrading and creating new communal spaces, including a dog park, a fitness center and a children’s playground.

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of December 31, 2022, it was 56.9%, with many of the loans backed by what we believe are attractive opportunities, primarily in sunbelt markets that have been driven by continued domestic migration patterns, solid labor markets and a generally healthy U.S. consumer.

We have opportunistically added new investments in hospitality and retail in recent months as sector fundamentals strengthened. As of December 31, 2022, these sectors represented 10.1% and 6.3% of the portfolio, respectively. Additionally, we continue to add attractive opportunities in alternative sectors such as self-storage, cold storage, and life sciences office properties.

Our investment pipeline remains strong.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 6,967,999 shares of our common stock (consisting of 2,736,199 Class S shares, 3,927,892 Class I shares, 28,234 Class T shares, 29,283 Class D shares, and 246,382 Class M shares) in the primary offering for total proceeds of $172.47 million and (ii) 501,677 shares of our common stock (consisting of 277,467 Class S shares, 197,019 Class I shares, 7,718 Class T shares, 2,629 Class D shares, and 16,844 Class M shares) pursuant to our distribution reinvestment plan for a total value of $12.45 million.